FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of December 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2002   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Shareholder Mailing for the Third Quarter of 2002



Exhibit 99.1

kerzner^{SM}

The Company reported net income for the quarter, excluding non-recurring items and operating results from Kerzner Interactive, the Company's internet gaming venture, of $2.2 million as compared to a net loss of $7.5 million for the same period last year. On this basis, net income per share for the quarter was $0.08 as compared to a net loss per share of $0.28 in the same period last year. These third quarter results excluded a net loss of $1.8 million from Kerzner Interactive and an extraordinary loss of $0.9 million related to the early extinguishment of debt. Non-recurring items in 2001 included pre-opening expenses related to the launch of Kerzner Interactive, net gain on sale of real estate at the Company's Paradise Island operations and restructuring and refinancing costs.

The Company reported EBITDA for the quarter, excluding non-recurring items and Kerzner Interactive, of $25.9 million, a 44% increase over the September 11-affected results in the same period last year. In the quarter, EBITDA was marginally higher than the same period in 2000, when the Company reported EBITDA of $25.3 million adjusted to exclude Resorts Atlantic City. Butch Kerzner, President of the Company commented, "Atlantis continues to produce strong results despite a general downturn in the travel market. Our Paradise Island operations achieved record third quarter revenues and EBITDA as it continues to benefit from strong brand recognition and the broadening of its source markets."

In the quarter, the Company received a $4.5 million option payment from Station Casinos, Inc. ("Station"), arising from the previously announced agreement to restructure the potential sale of 50% of Kerzner Interactive to Station.

The Company recorded a net loss, including non-recurring items and Kerzner Interactive, in the quarter of $0.4 million, compared to a net loss of $11.7 million for the same period last year. On this basis, the Company reported a net loss per share for the quarter of $0.02 compared to a net loss per share of $0.44 for the same period last year.

The Company's Paradise Island operations achieved gross revenues and EBITDA of $112.5 million and $24.2 million in the third quarter, representing increases of 13% and 69%, respectively, over the same period last year. Gross revenues and EBITDA for the period were the highest ever achieved by the Paradise Island business for a third quarter, exceeding the previous record results of $104.3 million and $23.2 million, respectively, recorded in the third quarter of 2000. The comparable period in 2001 was affected by the results of September 11, although business had been very strong in July and August of that year.

Atlantis' revenue per available room ("RevPar") for the quarter was approximately $175, a 5% increase over the same period last year. For the quarter, Atlantis achieved an average occupancy of 82% at a $214 average daily room rate ("ADR"). These results compare to an average occupancy of 74% and ADR of $224 in 2001, and an average occupancy of 84% and ADR of $211 in 2000.

The Atlantis casino reported record table drop volumes for the third quarter predominantly due to the timing of the Michael Jordan Celebrity Invitational, which was held in mid September and was broadcast by NBC. Table drop in the quarter increased by 18% over the same period last year and 3% versus 2000. Slot volumes increased by 11% in the quarter compared to the same period last year and were 6% higher than in the third quarter of 2000.

The Company's luxury resort hotel on Paradise Island, the Ocean Club, performed very well and we believe it continues to outperform other luxury resorts in its category. RevPar in the quarter was approximately $350, an increase of 28% over the same period last year, with an average occupancy of 65% and an ADR of $539.

Harborside at Atlantis ("Harborside"), the Company's 50% owned timeshare joint venture on Paradise Island, was closed at the end of August 2002 in order to repair major damage resulting from adverse weather primarily due to Hurricane Michelle. Since the temporary closure, Harborside's guests have been moved to Atlantis. Harborside is presently in discussion with its insurers regarding a potential insurance claim. Harborside is expected to re-open by the end of 2002.

Mohegan Sun reported slot revenues for the quarter of $199.8 million, an increase of 24% compared to the same period last year. This increase is primarily attributable to the opening of the Casino of the Sky in September 2001, which added approximately 2,500 slot machines, and the opening of the Mohegan Sun Hotel in July 2002. Slot win per unit per day was $350 for the quarter, a 23% decline compared to the same period last year, which was primarily due to the increase in the weighted average number of slots to 6,201 from 3,835 in the same period last year.

In the quarter, Mohegan Sun continued to increase its market share. While the Connecticut slots market grew by 9% over the same period last year, the property increased its share of the slots market to 49% in the quarter from 42% in the same period last year.

Trading Cove Associates ("TCA"), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation.

The Company recorded income from TCA of $8.5 million in the quarter, compared to $7.1 million in the same period last year. The current quarter's income included $2.3 million in development fees earned as a result of the Mohegan Sun expansion.

In September 2002, the Company completed its acquisition of a 50% interest in the 115-room Palmilla Resort, located near Cabo San Lucas in Baja, Mexico, for a purchase price of approximately $39 million plus $1.5 million of transaction costs and also entered into long-term management and development agreements.

In the quarter, the Company earned management fees of $0.9 million from its luxury resort operations, slightly below the fees earned in the same period last year. The decrease in management fees was due primarily to the temporary closure of Le Touessrok, in Mauritius, which is closed for refurbishment and is expected to open by December 2002.

At the end of the quarter, the Company held $25.1 million in cash and cash equivalents, including $4.7 million in restricted cash. Total interest-bearing debt at the end of the quarter was $506.7 million, which is comprised primarily of $23.0 million drawn under the Company's Revolving Credit Facility and $483.3 million of senior subordinated notes.

The Company repurchased $7.4 million of its 8-5/8% Senior Subordinated Notes through transactions in the open market during the third quarter. Also, as previously announced in July 2002, the Company acquired $15.0 million of London Clubs International plc 7.74% Senior Notes due 2004 for approximately $13.2 million.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
November 20, 2002
Paradise Island, The Bahamas

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

Kerzner International Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands)

	September 30, 2002	December 31, 2001
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 20,368	$ 30,471
Restricted cash	4,742	4,518
Trade receivables, net	35,782	37,454
Due from affiliates	18,170	28,364
Inventories	8,587	8,807
Prepaid expenses and other assets	18,839	5,226
Total current assets	106,488	114,840
Property and equipment, net	1,139,852	1,155,192
Notes receivable	13,381	18,018
Due from affiliates - non-current	22,703	15,888
Deferred tax asset, net	4,401	3,874
Deferred charges and other assets, net	35,562	18,692
Investment in associated companies	70,491	30,527
Total assets	$ 1,392,878	$ 1,357,031
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 178	$ 261
Accounts payable and accrued liabilities	133,457	148,063
Capital creditors	2,105	6,570
Total current liabilities	135,740	154,894
Other long-term liabilities	2,362	5,503
Long-term debt, net of current maturities	522,905	518,231
Total liabilities	661,007	678,628
Shareholders' equity	731,871	678,403
Total liabilities and shareholders' equity	$ 1,392,878	$ 1,357,031

Kerzner International Limited
Condensed Consolidated Statements of Operations
(Amounts in thousands)

	For the Three Months Ended September 30, 2002	2001	For the Nine Months Ended September 30, 2002	2001
	(Unaudited)		(Unaudited)	
Revenues:				
Casino and resort revenues	$ 112,736	$ 99,453	$ 390,060	$ 387,399
Less: promotional allowances	(4,602)	(4,146)	(17,146)	(18,610)
	108,134	95,307	372,914	368,789
Tour operations	10,276	7,735	30,376	28,446
Management and other fees	9,768	8,460	29,884	26,783
Real estate related	-	2,014	-	9,771
Insurance recovery	-	-	1,100	-
Other	1,127	1,096	3,315	2,860
	129,305	114,612	437,589	436,649
Expenses:				
Casino and resort expenses	65,664	61,886	201,871	202,465
Tour operations	9,050	7,019	26,584	25,060
Selling, general and administrative	21,686	20,166	65,504	62,794
Real estate related	-	554	-	2,865
Corporate expenses	8,791	5,498	24,643	17,711
Depreciation and amortization	14,001	13,937	41,040	38,053
Restructuring costs	-	1,200	-	1,200
Pre-opening expenses	-	781	-	5,136
	119,192	111,041	359,642	355,284
Operating income	10,113	3,571	77,947	81,365
Other income and expenses:				
Interest income	1,095	1,875	2,538	6,145
Interest expense, net of capitalization	(9,313)	(14,550)	(30,227)	(41,386)
Equity in earnings (losses) of associated companies	(941)	(638)	887	2,166
Gain on settlement of territorial dispute	-	-	5,069	-
Other, net	(122)	(390)	(204)	(450)
Income (loss) before income taxes and extraordinary item	832	(10,132)	56,010	47,840
Income tax provision	(393)	(1,612)	(1,183)	(4,566)
Income (loss) before extraordinary item	439	(11,744)	54,827	43,274
Extraordinary loss on early extinguishment of debt, net of income tax effect	(876)	-	(15,882)	-
Net income (loss)	$ (437)	$ (11,744)	$ 38,945	$ 43,274
Diluted net income (loss) per share:				
Income (loss) before extraordinary item	$ 0.01	$ (0.44)	$ 1.92	$ 1.55
Extraordinary loss on early extinguishment of debt	$ (0.03)	$ -	$ (0.56)	$ -
Earnings (loss) per share - diluted	$ (0.02)	$ (0.44)	$ 1.36	$ 1.55
Weighted average number of shares outstanding - diluted	28,722	26,765	28,538	27,836

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Kerzner International Limited
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Nine Months Ended September 30,	
	2002	2001
	(Unaudited)	
Cash flows from operating activities:		
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 38,945	$ 43,274
Extraordinary loss on early extinguishment of debt, net of income tax effect	15,882	-
Depreciation and amortization	41,040	38,053
Amortization of debt issuance costs and debt discount and premium	1,499	3,546
Loss on disposition of other assets	73	450
Loss on sale of short term investment	158	-
Equity in earnings of associated companies, net of dividends received	725	(434)
Provision for doubtful receivables	2,348	5,497
Deferred income tax benefit	(527)	-
Net change in working capital accounts	(31,703)	(7,629)
Net change in deferred charges and other assets	(115)	(487)
Other	-	1,970
Net cash provided by operating activities	68,325	84,240
Cash flows from investing activities:		
Payments for major capital projects	(16,321)	(33,510)
Other operating capital expenditures	(14,355)	(11,205)
Proceeds received from the sale of other assets	78	270
Proceeds received from the sale of Resorts, net	-	120,850
Repayment of note receivable	18,018	-
Purchase of notes receivable	(13,704)	-
Purchase of short-term investment, net	(158)	-
Acquisition of equity interest in associated company	(40,469)	(3,752)
Deposit received from Station Casinos	4,500	-
Repayments from (advances to) associated companies, net	2,092	(9,625)
Net cash provided by (used in) investing activities	(60,319)	63,028
Cash flows from financing activities:		
Proceeds from issuance of debt	206,000	200,000
Borrowings	34,000	53,500
Repayment of borrowings	(35,193)	(404,674)
Early redemption of debt	(232,371)	-
Debt issuance and modification costs	(4,658)	(7,401)
Proceeds from the exercise of stock options	14,702	7,709
Repurchase of ordinary shares	(365)	-
Net cash used in financing activities	(17,885)	(150,866)
Net decrease in cash, cash equivalents and restricted cash	(9,879)	(3,598)
Cash, cash equivalents and restricted cash at beginning of period	34,989	24,148
Cash, cash equivalents and restricted cash at end of period	$ 25,110	$ 20,550

kerzner℠

P.O. Box N-4777
Nassau, The Bahamas

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KERZNER INTERNATIONAL REPORTS THIRD QUARTER 2002 RESULTS

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